UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number 000-19289

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
State Auto Insurance Companies
Amended and Restated
Directors Deferred Compensation Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
State Auto Financial Corporation
518 East Broad Street
Columbus, Ohio 43215-3976

REQUIRED INFORMATION
See the accompanying financial statements for the State Auto Insurance Companies Amended and Restated Directors Deferred Compensation Plan as of December 31, 2013 and 2012, and for the years ended December 31, 2013, 2012 and 2011.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

State Auto Insurance Companies Amended and Restated Directors Deferred Compensation Plan

By:	/s/ Steven E. English
Steven E. English
Senior Vice President, Chief Financial Officer

By:	/s/ James A. Yano
James A. Yano
Senior Vice President, Secretary and General Counsel

Date: March 20, 2014

Report of Independent Registered Public Accounting Firm

Board of Directors
State Auto Financial Corporation
Columbus, Ohio

We have audited the accompanying statements of net assets available for benefits of the State Auto Insurance Companies Amended and Restated Directors Deferred Compensation Plan (the Plan), as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years ended December 31, 2013, 2012 and 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years ended December 31, 2013, 2012 and 2011 in conformity with accounting principles generally accepted in the United States of America.

/s/ Clark, Schaefer, Hackett & Co.

Columbus, Ohio
March 20, 2014

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN

Statements of Net Assets Available for Benefits

	December 31
	2013	2012
Assets
Investments, at fair value:
Shares of registered investment companies (cost $4,925,321 and $4,335,744, respectively)	$5,590,624	$4,439,520
Interest-bearing cash	440,129	9,438
Affiliated stock (cost $334,561 and $326,514, respectively)	432,758	298,020
Total investments	6,463,511	4,746,978

Net assets available for benefits	$6,463,511	$4,746,978
See accompanying notes.

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2013	2012	2011
Investment income (loss):
Dividends	$176,700	$165,109	$107,836
Unrealized gains (losses)	688,218	276,804	(349,221)
Realized gains	131,620	58,048	58,863
Total investment income (loss)	$996,538	$499,961	$(182,522)

Contributions:
Participant	$443,375	$501,203	$490,750
Company	400,000	350,000	343,770
Total contributions	$843,375	$851,203	$834,520

Deductions:
Benefit payments	$123,380	$10,301	$9,817
Total deductions	$123,380	$10,301	$9,817

Net increase	$1,716,533	$1,340,863	$642,181

Net assets available for benefits:
Beginning of year	$4,746,978	$3,406,115	$2,763,934

End of year	$6,463,511	$4,746,978	$3,406,115

See accompanying notes.

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements
December 31, 2013

1. Description of the Plan
Organization
The State Auto Companies Amended and Restated Directors Deferred Compensation Plan (the “Plan”) became effective on August 1, 1995, was amended and restated in its entirety effective as of March 1, 2001, and was further amended effective as of December 1, 2005 (First Amendment), January 1, 2009 (Second and Third Amendments), November 1, 2010 (Fourth Amendment), and January 1, 2012 (Fifth Amendment). The Plan provides members of the Boards of Directors of State Automobile Mutual Insurance Company (“State Auto Mutual”) and its affiliates (collectively, the “Company” or the “State Auto Companies”) a retirement savings plan in which to defer the payment of director and committee meeting fees.
In 2012, the Plan was amended to include, among other things, the following changes:

•	Eligibility to participate in the plan has been extended to members of the Board of Directors of any State Auto Company, unless otherwise provided in an affiliation agreement or similar document.
The benefits provided to participants under the Plan are paid from the Company’s general assets. The Plan is intended to be an unfunded Plan for purposes of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is, therefore, exempt from certain ERISA requirements. Each participant’s right to benefits under the Plan are equivalent to the rights of any unsecured creditor of the Company.
Participants must enroll within 30 days after becoming eligible to participate. For subsequent years, participants must enroll prior to the beginning of each new plan year.
Contributions
Participants are permitted to defer on a pre-tax basis (a) from 10% to 100% of his or her director fees in the calendar year and/or (b) 0% or 100% of committee meeting fees in the calendar year. In addition, for each of the members of the Board of Directors of State Auto Mutual, State Auto Mutual makes an annual cash contribution in the amount as determined at State Auto Mutual’s discretion. For the years ended December 31, 2013, 2012, and 2011, the discretionary contribution amounted to $50,000, $35,000 and $35,000, respectively.
Vesting
Each participant is fully vested in his or her contributions and any State Auto Mutual discretionary contributions.
Participant Accounts
Investment funds available under the Plan are merely devices used to calculate gains and losses on the amounts deferred by Plan participants. No participant has any rights or interests in any particular funds, securities or property of the Company or the trust described in Note 6, or in any investment vehicle in which deferrals are deemed to be invested, by virtue of any investment election. Each deferral account, however, is credited or charged in accordance with the Plan with gains and losses as if the participant in fact had made a corresponding actual investment. The Directors of State Auto Financial Corporation ("STFC") have the option to purchase STFC common stock ("Affiliated stock").
Payment of Benefits
The balance of each deferral account will be distributed upon retirement or termination of a participant from the Board of Directors of the Company. Payments will be made in cash and paid in 60 or 120 monthly installments, except for amounts deferred and fully vested prior to December 31, 2004, which can be distributed in alternative payment options as elected by the participant. The Company must receive at least 30 days written notice of the participant’s intention to retire and receive retirement benefits.
2. Significant Accounting Policies
Basis of Presentation
The accounting records of the Plan are maintained in conformity with U.S. generally accepted accounting principles.

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2013

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Valuation of Investments and Related Investment Income
The investments of the Plan consist of shares of registered investment companies, interest-bearing cash, and Affiliated stock. The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 3 for discussion on fair value measurements.
Investment income, including appreciation and depreciation in fair value of investments, is allocated to participant accounts daily based upon the ratio of each participant’s account to the total fund balance. Dividend income is recorded on the ex-dividend date. Realized gains and losses on the sale of securities are determined based on the average cost method.
Benefit Payments
Benefit payments are recognized when paid.
Administrative Expenses
Administrative expenses are paid by the Company.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s statements of net assets available for benefits.
3. Fair Value Measurements
Below is the fair value hierarchy that categorizes into three levels the inputs to valuation techniques that are used to measure fair value:

•	Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•	Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1, and it includes valuation techniques which use prices for similar assets and liabilities.

•
Level 3 includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The following is a description of the valuation methods used for assets measured at fair value:

•
Registered investment companies:    Registered investment companies are public investment vehicles valued using net asset value (“NAV”) provided by the administrator of the mutual fund. The NAV is an unadjusted quoted price on an active market and classified within Level 1 of the fair value hierarchy.

•	Interest-bearing cash: The carrying value approximates fair value and is classified within Level 1 of the fair value hierarchy.

•	Affiliated stock: The fair value is based on the unadjusted closing price reported on the active market on which the security is traded and is classified within Level 1 of the fair value hierarchy.

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2013

The following tables reflect the Plan’s investments within the fair value hierarchy at December 31, 2013 and 2012:

2013	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Registered investment companies:
Large cap equity investments	$1,158,965	1,158,965	—	—
Mid cap equity investments	1,303,909	1,303,909	—	—
Small cap equity investments	15,146	15,146	—	—
International equity investments	1,023,997	1,023,997	—	—
Blended fund investments	1,492,952	1,492,952	—	—
Income bond investments	595,655	595,655	—	—
Total registered investment companies	$5,590,624	5,590,624	—	—
Interest-bearing cash	440,129	440,129	—	—
Affiliated stock	432,758	432,758	—	—
Total investments	$6,463,511	6,463,511	—	—

2012	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Registered investment companies:
Large cap equity investments	$1,043,698	1,043,698	—	—
Mid cap equity investments	259,068	259,068	—	—
Small cap equity investments	11,797	11,797	—	—
International equity investments	867,529	867,529	—	—
Blended fund investments	1,455,574	1,455,574	—	—
Income bond investments	801,854	801,854	—	—
Total registered investment companies	$4,439,520	4,439,520	—	—
Interest-bearing cash	9,438	9,438	—	—
Affiliated stock	298,020	298,020	—	—
Total investments	$4,746,978	4,746,978	—	—
4. Participant Accounts
Participant balances for all funds are maintained in shares. Share values are determined on a periodic basis. At December 31, 2013 and 2012, there were 15 participants in the Plan, with contributions in one or more of the following funds. The total number of participants in the Plan is less than the sum of the number of participants set forth in the following table because each participant may make contributions to more than one fund. The total number of shares and share values as of December 31, 2013 and 2012, by fund, were as follows:

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2013

2013
Investment Options	Total Number of Shares	Net Asset Share Value	Number of Participants
Registered Investment Company
ABF Small Cap Val Inst	557	$27.19	1
Baron Growth Inst	5,710	73.12	3
FID Contrafund K	6,789	96.07	7
FID Diversified Intl K	10,925	36.84	4
FID Freedom K 2005	5,673	13.44	2
FID Freedom K 2010	1,691	14.03	1
FID Freedom K 2015	49,847	14.24	4
FID Freedom K 2020	31,387	14.88	3
FID Freedom K 2025	13,935	15.51	1
FID Intermed Bond	7,729	10.83	2
Harbor Intl Inst	8,753	71.01	5
JPM Mid Cap Value IS	19,449	35.12	5
MFS Value R5	3,004	33.20	1
PIM Total RT Inst	47,891	10.69	4
Spartan US EQ Index ADV	2,691	65.49	4
TRP Blue Chip Growth	3,571	64.60	2
VANG Mid Cap IDX SIG	4,731	42.98	3
Total Registered Investment Companies	224,333
Interest-Bearing Cash
Fidelity US Govt Bond	440,129	1.00	3
Total Interest-Bearing Cash	440,129
Affiliated Stock
State Auto Financial Corporation	20,375	21.24	1
Total Affiliated Stock	20,375
Total Investments	684,837

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2013

2012
Investment Options	Total Number of Shares	Net Asset Share Value	Number of Participants
Registered Investment Company
ABF Small Cap Val Inst	554	$21.30	1
Baron Growth Inst	1,556	54.06	3
Calamos Growth Inst	6,219	52.06	4
FID Contrafund K	5,097	77.51	6
FID Diversified Intl K	19,117	29.89	4
FID Freedom K 2005	7,051	12.63	2
FID Freedom K 2010	19,137	12.88	2
FID Freedom K 2015	42,370	12.96	4
FID Freedom K 2020	28,810	13.39	3
FID Freedom K 2025	6,951	13.58	1
FID Freedom K 2030	6,615	13.72	1
FID Intermed Bond	22,770	11.14	3
Harbor Intl Inst	4,767	62.12	4
JPM Mid Cap Value IS	4,594	27.99	4
MFS Value R4	2,026	25.35	1
PIM Total RT Inst	48,772	11.24	4
Spartan US EQ Index ADV	5,416	50.49	5
VANG Mid Cap IDX SIG	1,441	32.18	2
Total Registered Investment Companies	233,263
Interest-Bearing Cash
Fidelity US Govt Bond	9,438	1.00	1
Total Interest-Bearing Cash	9,438
Affiliated Stock
State Auto Financial Corporation	19,948	14.94	1
Total Affiliated Stock	19,948
Total Investments	262,649

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2013

5. Investments
The Plan’s investments and related changes at December 31, 2013, 2012 and 2011 and for the years then ended were as follows:

2013	Number of Shares	Fair Value	Dividends	Realized Gain (Loss)	Unrealized Gain (Loss)	Contributions	Benefit Payments
Registered Investment Companies
ABF Small Cap Val Inst	557	$15,146	$1,327	$245	$2,988	$—	$(1,212)
Baron Growth Inst	5,710	417,510	10,010	199	70,438	21,000	(1,217)
Calamos Growth Inst	—	—	—	(1,481)	20,885	—	(2,102)
FID Contrafund K	6,789	652,263	46,899	5,209	103,630	154,880	(1,700)
FID Diversified Intl K	10,925	402,460	6,461	33,204	73,127	21,000	(2,734)
FID Freedom K 2005	5,673	76,245	1,402	871	4,265	—	(19,352)
FID Freedom K 2010	1,691	23,722	6,362	9,931	(899)	50,000	(2,731)
FID Freedom K 2015	49,847	709,819	12,180	11,882	48,642	127,500	(3,754)
FID Freedom K 2020	31,387	467,034	8,451	12,155	31,509	27,500	(5,341)
FID Freedom K 2025	13,935	216,132	—	8,183	7,140	—	(1,644)
FID Freedom K 2030	—	—	—	5,108	(783)	1,875	(824)
FID Intermed Bond	7,729	83,702	3,399	5,130	(9,698)	27,500	(7,725)
Harbor Intl Inst	8,753	621,537	12,805	4,604	67,539	91,220	—
JPM Mid Cap Value IS	19,449	683,049	32,801	—	57,747	28,500	—
MFS Value R4	—	—	311	16,393	(5,225)	18,040	—
MFS Value R5	3,004	99,743	3,013	—	8,806	7,040	—
PIM Total RT Inst	47,891	511,953	17,012	(5,789)	(28,047)	219,940	—
Spartan US EQ Index ADV	2,691	176,255	3,845	25,419	28,611	47,380	(4,049)
TRP Blue Chip Growth	3,571	230,704	—	—	44,498	—	—
VANG Mid Cap IDX SIG	4,731	203,350	2,331	357	36,354	—	(1,751)
Total Registered Investment Companies	224,333	5,590,624	168,609	131,620	561,527	843,375	(56,136)
Interest-Bearing Cash
Fidelity US Govt Bond	440,129	440,129	45	—	—	—	(67,244)
Total Interest-Bearing Cash	440,129	440,129	45	—	—	—	(67,244)
Affiliated Stock
State Auto Financial Corporation	20,375	432,758	8,046	—	126,691	—	—
Total Affiliated Stock	20,375	432,758	8,046	—	126,691	—	—
Total Assets Held for Investment	684,837	$6,463,511	$176,700	$131,620	$688,218	$843,375	$(123,380)

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2013

2012	Number of Shares	Fair Value	Dividends	Realized Gain (Loss)	Unrealized Gain (Loss)	Contributions	Benefit Payments
Registered Investment Companies
ABF Small Cap Val Inst	554	$11,797	$455	$(41)	$342	$11,040	$—
Baron Growth Inst	1,556	84,105	8,248	59	(2,173)	45,941	—
Calamos Growth Inst	6,219	323,764	21,651	6	1,684	12,994	—
FID Contrafund K	5,097	395,090	4,689	3,294	36,062	160,029	—
FID Diversified Intl K	19,117	571,400	10,799	2	81,609	12,998	—
FID Freedom K 2005	7,051	89,058	2,783	136	4,823	—	(10,301)
FID Freedom K 2010	19,137	246,481	9,031	—	12,391	35,000	—
FID Freedom K 2015	42,370	549,112	18,030	(926)	24,797	103,563	—
FID Freedom K 2020	28,810	385,762	12,671	—	18,566	—	—
FID Freedom K 2025	6,951	94,398	3,344	—	7,704	—	—
FID Freedom K 2030	6,615	90,763	2,980	35	783	86,965	—
FID Intermed Bond	22,770	253,662	5,605	(47)	5,157	50,107	—
Harbor Intl Inst	4,767	296,128	5,869	62	40,551	38,488	—
JPM Mid Cap Value IS	4,594	128,580	2,819	54	15,408	37,096	—
MFS Value R4	2,026	51,367	1,359	22	5,238	7,678	—
PIM Total RT Inst	48,772	548,192	37,955	15,295	7,084	175,409	—
Spartan US EQ Index ADV	5,416	273,477	5,450	38	10,183	57,413	—
Spartan US EQ Index INV	—	—	—	40,041	(23,585)	—	—
VANG Mid Cap IDX SIG	1,441	46,384	647	18	4,154	16,482	—
Total Registered Investment Companies	233,263	4,439,520	154,385	58,048	250,778	851,203	(10,301)
Interest-Bearing Cash
Fidelity US Govt Bond	9,438	9,438	1	—	—	—	—
Total Interest-Bearing Cash	9,438	9,438	1	—	—	—	—
Affiliated Stock
State Auto Financial Corporation	19,948	298,020	10,723	—	26,026	—	—
Total Affiliated Stock	19,948	298,020	10,723	—	26,026	—	—
Total Assets Held for Investment	262,649	$4,746,978	$165,109	$58,048	$276,804	$851,203	$(10,301)

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2013

2011	Number of Shares	Fair Value	Dividends	Realized Gain (Loss)	Unrealized Gain (Loss)	Contributions	Benefit Payments
Registered Investment Companies
ABF Small Cap Val Inst	—	$—	$—	$143	$—	$—	$—
ABF Small Cap Val INV	—	—	—	(2,794)	—	—	—
Baron Growth	—	—	—	(1,109)	—	—	—
Baron Growth Inst	—	—	—	202	—	—	—
Calamos Growth A	—	—	—	56,343	(69,449)	9,750	—
Calamos Growth Inst	5,023	255,400	10,361	—	(22,569)	3,250	—
FID Contrafund K	3,414	230,160	868	—	(3,296)	48,000	—
FID Diversified Intl K	18,289	465,993	9,851	—	(81,295)	83,000	—
FID Freedom K 2005	7,647	91,617	3,864	28	(3,458)	—	(9,817)
FID Freedom K 2010	15,707	190,059	8,552	—	(9,753)	35,000	—
FID Freedom K 2015	28,963	351,326	17,892	4,758	(20,217)	142,195	—
FID Freedom K 2020	19,159	238,143	11,069	(1,042)	(16,953)	120,625	—
FID Freedom K 2025	6,700	83,350	3,667	—	(7,317)	87,000	—
FID Intermed Bond	17,724	192,840	3,097	—	2,947	55,000	—
Harbor Intl Inst	4,026	211,157	5,162	(3,133)	(34,653)	30,500	—
JPM Mid Cap Value A	—	—	—	6,647	(6,580)	36,000	—
JPM Mid Cap Value IS	3,082	73,202	859	—	16	12,000	—
MFS Value Fund A	—	—	297	(3,455)	—	—	—
MFS Value R4	1,656	37,070	240	—	(12)	—	—
PIM Total RT Inst	46,557	506,068	17,400	1,756	(2,318)	150,000	—
Spartan US EQ Index	4,134	183,939	3,080	—	(369)	—	—
VANG Mid Cap IDX INV	—	—	—	519	(200)	—	—
VANG Mid Cap IDX SIG	891	25,083	334	—	(1,761)	22,200	—
Total Registered Investment Companies	182,972	3,135,407	96,593	58,863	(277,237)	834,520	(9,817)
Interest-Bearing Cash
Fidelity US Govt Bond	9,437	9,437	1	—	—	—	—
Total Interest-Bearing Cash	9,437	9,437	1	—	—	—	—
Affiliated Stock
State Auto Financial Corporation	19,225	261,271	11,242	—	(71,984)	—	—
Total Affiliated Stock	19,225	261,271	11,242	—	(71,984)	—	—
Total Assets Held for Investment	211,634	$3,406,115	$107,836	$58,863	$(349,221)	$834,520	$(9,817)
The Plan’s unrealized appreciation (depreciation) at December 31, 2013, 2012, and 2011, were as follows:

		Unrealized Gain (Loss)
	Beginning Balance	Net Change	Ending Balance
2011	$147,699	(349,221)	(201,522)
2012	$(201,522)	276,804	75,282
2013	$75,282	688,218	763,500

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2013

The Plan’s net realized gains and losses were as follows for the years ended December 31, 2013, 2012 and 2011:

2013
Investment Options	Aggregate Proceeds	Cost	Net Realized Gains (Losses)
ABF Small Cap Val Inst	$1,212	$967	$245
Baron Growth Inst	1,217	1,018	199
Calamos Growth Inst	343,169	344,650	(1,481)
FID Contrafund K	53,445	48,236	5,209
FID Diversified Intl K	302,734	269,530	33,204
FID Freedom K 2005	19,352	18,481	871
FID Freedom K 2010	288,153	278,222	9,931
FID Freedom K 2015	308,291	296,409	11,882
FID Freedom K 2020	248,628	236,473	12,155
FID Freedom K 2025	179,641	171,458	8,183
FID Freedom K 2030	96,963	91,855	5,108
FID Intermed Bond	196,291	191,161	5,130
Fidelity US Govt Bond	667,244	667,244	—
Harbor Intl Inst	31,071	26,467	4,604
MFS Value Fund R4	80,885	64,492	16,393
PIM Total RT Inst	239,354	245,143	(5,789)
Spartan US EQ Index ADV	202,477	177,058	25,419
VANG Mid Cap IDX SIG	1,752	1,395	357
Total	$3,261,879	$3,130,259	$131,620

2012
Investment Options	Aggregate Proceeds	Cost	Net Realized Gains (Losses)
ABF Small Cap Val Inst	$8	$49	$(41)
Baron Growth Inst	57	(2)	59
Calamos Growth A	6	—	6
FID Contrafund K	39,388	36,094	3,294
FID Diversified Intl K	2	—	2
FID Freedom K 2005	10,301	10,165	136
FID Freedom K 2015	64,072	64,998	(926)
FID Freedom K 2030	35	—	35
FID Intermed Bond	(116)	(69)	(47)
Harbor Intl Inst	164	102	62
JPM Mid Cap Value IS	40	(14)	54
MFS Value Fund R4	20	(2)	22
PIM Total RT Inst	232,442	217,147	15,295
Spartan US EQ Index ADV	36	(2)	38
Spartan US EQ Index INV	200,394	160,353	40,041
VANG Mid Cap IDX SIG	27	9	18
Total	$546,876	$488,828	$58,048

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2013

2011
Investment Options	Aggregate Proceeds	Cost	Net Realized Gains (Losses)
ABF Small Cap Val Inst	$22,349	$22,206	$143
ABF Small Cap Val INV	22,206	25,000	(2,794)
Baron Growth	23,891	25,000	(1,109)
Baron Growth Inst	24,093	23,891	202
Calamos Growth A	264,358	208,015	56,343
FID Freedom K 2005	9,817	9,789	28
FID Freedom K 2015	177,056	172,298	4,758
FID Freedom K 2020	22,902	23,944	(1,042)
Harbor Intl Inst	47,594	50,727	(3,133)
JPM Mid Cap Value A	60,327	53,680	6,647
MFS Value Fund A	36,842	40,297	(3,455)
PIM Total RT Inst	143,060	141,304	1,756
VANG Mid Cap IDX INV	4,310	3,791	519
Total	$858,805	$799,942	$58,863
6. Trust
The Company maintains a trust to provide a source of funds to assist the Company in meeting its obligations under the Plan. The rights of participants and their beneficiaries under the Plan are merely unsecured contractual rights against the Company and its participating subsidiaries. Participants and beneficiaries have no preferred claim on, or any beneficial ownership interest in, any assets of the trust. All assets of the trust are subject to the claims of the general creditors of the Company and its participating subsidiaries under Federal and state law should the Company and its participating subsidiaries become unable to pay their debts as they become due or become subject to Federal bankruptcy proceedings.
7. Related Party
The Plan invests in shares of registered investment companies managed by Fidelity Management Trust Company, custodian of the Plan. Members of the Board of Directors of STFC may also invest in Affiliated stock.
8. Tax Status
The Plan is not, and is not intended to be, qualified under Section 401 of the Code. Consequently, an application for a favorable determination has not been filed with the Internal Revenue Service. The Plan does not have a tax filing requirement with the Internal Revenue Service, and therefore, no liability (or asset) or disclosure related to income taxes is included in the Plan’s financial statements.
Deferred amounts are subject to FICA and Medicare taxes and most local income taxes at the time of the deferral. Deferred amounts (and the earnings thereon) are not subject to Federal and most state income taxes until distributed from the Plan. Such distributions and the related taxes are the responsibility of the participants.
9. Right to Terminate
The Company may terminate the Plan at any time and for any reason. Following termination of the Plan, no additional deferrals may be made, but all existing participant accounts will continue to be administered in accordance with the Plan, unless the Company elects to accelerate distribution of all Plan accounts in accordance with Section 409A of the Code.

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2013

10. Investments
The following table sets forth the investments, at fair value, which represent 5% or more of assets available for benefits at December 31, 2013 and 2012:

	December 31
	2013		2012
Baron Growth Inst	$417,510		$—	*
Calamos Growth Inst	—		323,764
FID Contrafund K	652,263		395,090
FID Diversified Intl K	402,460		571,400
FID Freedom K 2010	—	*	246,481
FID Freedom K 2015	709,819		549,112
FID Freedom K 2020	467,034		385,762
FID Intermed Bond	—	*	253,662
Fidelity US Govt Bond	440,129		—	*
Harbor Intl Inst	621,537		296,128
JPM Midcap Value IS	683,049		—	*
PIM Total RT Inst	511,953		548,192
Spartan US EQ Index ADV	—	*	273,477
State Auto Financial Corporation	432,758		298,020

*Value is less than five percent of net assets available for benefits.